UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2015
Commission File Number 000-12790

ORBOTECH LTD.
(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE,
YAVNE 8110101, ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐  by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Results of 2015 Annual General Meeting

At the 2015 Annual General Meeting of shareholders of Orbotech Ltd. (the “Company”), held on August 3, 2015, (1) the proposal to re-elect eight members of the Board of Directors of the Company was approved and the related resolution was adopted; (2) the proposal to re-elect one director to serve as an ‘external director’ and to approve the external director’s remuneration and benefits was approved and the related resolution was adopted; (3) the proposal to re-appoint the Company’s auditors for the fiscal year ending December 31, 2015 and until the next annual general meeting of the shareholders was approved and the related resolution was adopted; (4) the proposal to ratify and approve the adoption of the Orbotech Ltd. 2015 Equity-Based Incentive Plan (the “2015 Plan”) and to reserve, for purposes of the 2015 Plan, the number of Ordinary Shares of the Company provided in the 2015 Plan (as such number may be increased and adjusted from time to time as provided in the 2015 Plan) was approved and the related resolution was adopted; (5) the proposal to ratify and approve certain amendments to the 2005 Directors Plan, primarily to increase the annual equity remuneration payable to directors was approved and the related resolution was adopted; (6) the proposal to ratify and approve an increase in, and other changes to, the annual equity remuneration payable to the Chief Executive Officer of the Company was approved and the related resolution was adopted; and (7) the proposal to approve the increase of the Company’s registered (authorized) share capital by NIS 9,800,000 divided into 70,000,000 Ordinary Shares nominal (par) value NIS 0.14 each and to amend the Company’s Memorandum and Articles of Association accordingly was not approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Ran Bareket
Name: Ran Bareket
Title: Corporate Vice President and Chief Financial Officer

Date: August 11, 2015